LIBERTY CAPITAL INVESTMENT CORPORATION

Annual Audited Report

December 31, 2022

CROPPER ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Rd Ste 270, Walnut Creek, CA 94598

TEL. 925.932.3860

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-42051

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LIBERTY CAPITAL INVESTMENT CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1800 SW 1ST AVE, STE. 150
(No. and Street)

PORTLAND	OR	97201-5333
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GARY F PURPURA	503-225-9393	GPURPURA@LIBERTYCAPINV.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, and middle name)

2700 YGNACIO VALLEY ROAD, STE. 270	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, GARY F PURPURA, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL STAMP
Andréa Bevin Clark Webber
NOTARY PUBLIC - OREGON
COMMISSION NO. 1018535
MY COMMISSION EXPIRES November 4, 2025

Signature: [signature]

Title:
PRESIDENT

[signature]
Notary Public 29 March 2023

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

	2022
ASSETS	
Cash and cash equivalents	$73,176
Cash at investment account	28,590
Receivables from broker dealers	78,435
Receivables-Other	11,630
Inventory positions at clearing Corporation	383,263
Deposits with clearing organizations	25,340
Furniture, equipment at cost-net of accumulated depreciation of $26,451	2,181
Prepaid expenses	21,981
Right-of-Use Lease-net of amortization	105,214
TOTAL ASSETS	$729 810

LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$127,915
Deferred income taxes	26,400
Lease Liability	105,214
TOTAL LIABILITIES	$259,529
STOCKHOLDERS' EQUITY	
Common stock, no par value 7,450 shares issued, 10,000 authorized	22,333
Additional paid-in capital	10,116
Retained earnings	437,832
Total stockholders' equity	470,281
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$729,810

The accompanying notes are an integral part of these financial statements.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2022

REVENUE	
Commissions	$170,716
Sale of investment company shares	249,517
Dividends and interest	12,128
Asset Management Advisory Fees	444,613
Other	91,967
Gains (losses) on securities	(17,993)
Total revenue	950,948
EXPENSES	
Employee compensation and taxes	716,633
Commissions and floor brokerage	58,808
Regulatory fees and assessments	3,780
Communications	4,731
Occupancy and equipment rents	69,407
Professional fees	40,245
Other expenses	56,228
Depreciation	1,730
Total expenses	951,562
NET INCOME BEFORE INCOME TAXES	(614)
INCOME TAXES	1,995
NET INCOME	$1,381

The accompanying notes are an integral part of these financial statements.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2022

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2021	7,450	$22,333	$10,116	$436,451	$468,900
Net Income for the year				$1,381	$1,381
Balance at December 31, 2022	7,450	$22,333	$10,116	$437,83	$470,281

The accompanying notes are an integral part of these financial statements.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2022	2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$1,381
Adjustments to reconcile net income to cash used in operating activities	
Depreciation	1,730
Gains and Losses on Securities	(11,956)
Change in Securities Held for Sale	17,993
Change in Deferred Taxes	(3,500)
Change in operating assets and liabilities	
Change in Receivables	(2,860)
Change in Prepaid Expenses	8,839
Change in Accounts Payable and Accrued Liabilities	(11,622)
Net cash used by operating activities	5
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	0
Net cash used by investing activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Sale of company stock	0
Net cash used in financing activities	0
Net increase in cash and cash equivalents	5
Cash and cash equivalents at beginning of year	73,171
Cash and cash equivalents at end of year	$73,176

Amounts paid for Federal and State Taxes: $1,005

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

LIBERTY CAPITAL INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through the date of the reports of independent registered public accounting firm of which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Significant Judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of investment company shares. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Fees received prior to recognizing revenue are reflected as contract liabilities. At December 31, 2022 the Company had $56,941 as contract liabilities.

Investments

Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management makes estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Accounts receivable from brokers, dealers and clearing organizations result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C - INVENTORY POSITION AT CLEARING CORPORATION

Fair value is the price that would be used to sell an asset in an orderly transaction between market participants at the measurement date. Assets recorded at fair value are categorized upon the level of judgment associated with the observable inputs to measure their value. All of the company's securities are measured as level one inputs which use unadjusted quoted prices in active markets for identical assets. There were no transfers of invested assets between fair value level categories during the year. Marketable securities owned at December 31, 2022, consist of investment securities at quoted market values.

Readily marketable (allowable):	Market Value	Cost	Unrealized
Corporate stocks and bonds	$383,263	$293,934	$89,329
Bank insured deposits	0	0	0
	$383,263	$293,934	$89,329

Fair Value Measurement at Reporting Date Using:

Description	2022	Quoted Price in Active Markets For Identical Assets Level 1
Securities held for sale	$383,263	$383,263
Total	$383,263	$383,263

NOTE D - FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2022, fixed assets consist of:

Furniture and fixtures	$27,102
Leasehold improvements	1,530
Less accumulated depreciation	(26,451)
	$2.181

Depreciation expense was $1,730 for the year ended December 31, 2022.

NOTE E - CAPITAL STOCK

Capital stock at December 31, 2022 consists of:

10,000 shares of no-par value common stock authorized, 7,450 issued and outstanding	$22,333

NOTE F - INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2019, generally for three years after they were filed.

	Deferred	Current	Total
Federal	($2,450)	$1,005	($1,445)
State	(1,050)	500	(550)
Total Provision	($3,500)	$1,505	$1,995

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $388,058, which was $377,770 in excess of its required net capital of $10,288. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

NOTE H - RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company contributes 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2022, was $14,030.

NOTE I-STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J - LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space. The office lease was extended January 1,2022 through April 30,2025 with monthly rent at $5,770 for 12 months, $5,943 for the next 12 months, $6,121 for the next 12 months and $6,305 for the final 4 months. The Company used a 3% discount rate for the lease asset and liability.

Total rent expense for 2022 was $69,407.

NOTE K - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, the Company's uninsured cash balance was $0.00.

NOTE L - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has a small possibility of being involved in a lawsuit regarding withdrawals from a client's account where the client's trustees are in a dispute. There is no provision due to the non-estimable nature of the liability.

NOTE M - CORONAVIRUS 2019 (COVID-19)

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company's financial position, operations, and cash flows. Possible effects include but are not limited to, disruption to the Company's customers and revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 1

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

COMPUTATION OF NET CAPITAL

For Year Ended December 31, 2022

	2022
Stockholders' equity from statement of financial condition	$470,281
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	470,281
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(2,181)
Prepaid expenses	(21.981)
Net capital before haircuts	446,119
Haircut on other securities	(58,061)
Net Capital	$388,058
Computation of net capital requirement	
Minimum net capital required	$10,288
Minimum dollar net capital requirement	$5,000
Excess net capital	$377,770
Aggregate Indebtedness	
Items included from statement of financial condition:	
Account payable and accrued liabilities	$127,915
Deferred Income Taxes	$26,400
Total aggregate indebtedness	$154,315
Ratio: Aggregate indebtedness to net capital	0.40 to 1

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5

For Year Ended December 31, 2022

	2022
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$392,118
Adjustments	
Increase (Decrease) in net capital	(4,060)
Rounding	0
Net capital at December 31, as adjusted	$388,058
AGGREGATED INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$150,256
Rounding	(1)
Increase (Decrease) in aggregate indebtedness	(4,060)
Total aggregate indebtedness as of December 31, as adjusted	$154,315

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission for year ended December 31, 2022.

Not applicable – See the accompanying Exemption Report.



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Liberty Capital Investment Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Capital Investment Corporation as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Capital Investment Corporation's management. Our responsibility is to express an opinion on Liberty Capital Investment Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberty Capital Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital and Schedule II – Reconciliation of Computation of Net Capital under Rule 17a-5 has been subjected to audit procedures performed in conjunction with the audit of Liberty Capital Investment Corporation's financial statements. The supplemental information is the responsibility of Liberty Capital Investment Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Liberty Capital Investment Corporation's auditor since 2023.
Walnut Creek, California
March 28, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Liberty Capital Investment Corporation

We have reviewed management's statements, included in the accompanying 2022 Exemption Report, in which (1) Liberty Capital Investment Corporation (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which Liberty Capital Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions in §240.15c3-3(k)(2)(ii) (exemption provision) and (2) Liberty Capital Investment Corporation stated that Liberty Capital Investment Corporation met the identified exemption provision without exception for the calendar year 2022.

Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liberty Capital Investment Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 28, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders
of Liberty Capital Investment Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Liberty Capital Investment Corporation (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting a trivial understatement ($72) of assessment due on December 31, 2022;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California

March 28, 2023

2022 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year 2022, claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the calendar year 2022 under section (k)(2)(ii) of the Rule:

> Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Corporation.

The Internal Control over the compliance of the broker dealer was effective during the entire fiscal year 2022 and was effective at the end of fiscal year 2022.

The broker dealer was in compliance with 17 C.F.R. 240.15c3-1 (the net cap rule) and 240.15c3-3(e) (the reserve requirement rule) as of the end of fiscal year 2022.

The information used by the broker dealer to state whether it was in compliance with the net cap rule and the reserve requirements rule was derived from the books and records of the broker dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

Gary Purpura   3/14/2023

Gary F. Purpura

President / Principal